12010159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

SEC FILE NUMBER
8- 68449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/21/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortress Capital Formation LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 47th Floor
(No. and Street)

New York (City) NY (State) 10105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Cohn 212-479-5294
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

JD 3/12/12

OATH OR AFFIRMATION

I, Stuart Bohart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Capital Formation LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

LAURA NELSON
Notary Public, State of New York
No. 01NE5083319
Qualified in New York County
Commission Expires August 11 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Fortress Capital Formation LLC
(A Delaware Limited Liability Company)
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
Fortress Capital Formation LLC

We have audited the accompanying statement of financial condition of Fortress Capital Formation LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fortress Capital Formation LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

Fortress Capital Formation LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 10,597,618
Prepaid expenses	74,981
Deferred tax asset	12,810
Total assets	$ 10,685,409
Liabilities and Member's Equity	
Liabilities	
Due to affiliate, net	$ 8,229,212
Other liabilities	114,539
Income tax payable	4,204
Total liabilities	8,347,955
Member's equity	
Paid-in capital	2,200,000
Retained earnings	137,454
Total member's equity	2,337,454
Total liabilities and member's equity	$ 10,685,409

See accompanying notes to Statement of Financial Condition.

Fortress Capital Formation LLC
(A Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

Fortress Capital Formation LLC (the "Company" and formerly known as "Fortress Securities LLC"), a Delaware limited liability company and a wholly owned subsidiary of Fortress Operating Entity I LP ("FOE I"), was formed on June 6, 2008. FOE I initially funded capital in the amount of $2.2 million to the Company on June 15, 2010. FOE I is a wholly-owned indirect subsidiary of Fortress Investment Group LLC ("the Parent"). The Parent raises and manages alternative investment funds. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 21, 2010. The Company acts primarily as an introducing intermediary of the Parent's funds and as a placement agent for the Parent's private investment funds. The Company operates three offices, two of which are branch offices. The Company is a limited liability company and its members are not responsible for any of its liabilities beyond the equity they have invested. The Company's formation documents allow for an indefinite life.

2. Summary of significant accounting policies

Basis of Accounting – The accompanying statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). This statement of financial condition is the initial statement of financial condition of the Company and is presented as of December 31, 2011.

Cash and Cash Equivalents – The Company considers all highly liquid short-term investments with an original maturity of 90 days or less when purchased to be cash equivalents. At December 31, 2011, there were no cash equivalents.

Revenue Recognition – Revenue is generated from the rendering of services and is recognized when the services are performed and the earnings process is complete. Revenue is comprised of the reimbursement of expenses from related entities plus a percentage mark-up.

2. Summary of significant accounting policies (continued)

Income Taxes – The Company's income is allocated directly to its sole member and is not subject to a corporate level of taxation. The Company is subject to the New York City unincorporated business tax ("UBT") on its earnings based on a statutory rate of 4%. Interest and penalties, if any, are treated as additional taxes. Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates – The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Income taxes

The deferred tax asset of $12,810 is related to organizational costs that are deductible over 15 years for tax purposes.

4. Regulatory requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $250,000. At December 31, 2011, the Company's net capital and excess net capital were $2,249,663 and $1,999,663, respectively. The Company was in compliance with such requirements.

The Company is exempt from the provisions of Rule 15c3-3 of the Act under paragraph (k)(2)(i) of that Rule, as the Company does not hold customer funds or safekeep customer securities.

5. Related party transactions

FOE I, the Company's sole member, has funded the initial capital requirements of the Company.

5. Related party transactions (continued)

Company allocation – The Company receives services from FIG LLC, a wholly-owned subsidiary of FOE I, which provides the use of its employees, facilities and other assets. Expenses incurred by FIG LLC that are directly related to the Company's activities, such as travel and entertainment expenses, are generally allocated to the Company unless specifically assigned. Other shared costs, such as rent and utilities, are allocated to the Company based on head count.

Service agreement – The Company has entered into a service agreement with FIG LLC whereby the Company is reimbursed expenses plus a percentage mark-up.

Due to affiliate, net includes approximately $8,214,282 due to FIG LLC and $14,930 due to FOE I for payments made on behalf of the Company.

The Company does not charge or pay interest to affiliates on outstanding receivable and payable balances.

6. Concentration of credit risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts.

7. Fair value of financial instruments

The Company's financial instruments, primarily cash, are recorded at fair value.

8. Subsequent events

The Company has performed an evaluation of material events which occurred subsequent to December 31, 2011 (referred to as "subsequent events") through the issuance of this statement of financial condition. No such subsequent events have occurred. Events subsequent to the date of issuance have not been considered in this statement of financial condition.

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